EXHIBIT 99.1

Canagold Resources LTD. 1250-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Intercepts Strong Mineralization in First Five Resource Expansion Drill Holes at New Polaris

Vancouver, Canada – July 18, 2024 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces sample assay results from the first five drill holes from the resource expansion drill program targeting the North Zone at its 100% owned New Polaris Gold project located in northwestern British Columbia, 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska.

Highlights of the gold mineralization that was intersected in the initial five drill holes are shown below.

Highlights:

•	14.5 grams per tonne (“gpt”) gold (“Au”) over 3.8 m from 108.8 m down hole in Hole NP24-01
	o	Including 21.4 gpt Au over 1.7 m from 108.8 m
•	12.9 gpt Au over 3.8 m from 206.5 m, in Hole NP24-01
•	10.6 gpt Au over 5.0 m from 109.0 m in Hole NP24-02
	o	Including 17.6 gpt over 3.0 m from 109.0 m
•	13.2 gpt Au over 2.6 m from 78.7 m down hole in Hole NP24-04
	o	Within a larger interval of 8.6 gpt Au over 9.8 m from 75.0 m
•	12.3 gpt Au over 3.6 m from 83.5 m down hole in Hole NP24-05
	o	Including 15.7 gpt Au over 1.4 m from 83.5 m
•	12.9 gpt Au over 4.6 m from 230.8 m down hole in Hole NP24-05
	o	Including 34.5 gpt Au over 0.8 m from 238.1 m and 21.2 gpt Au over 1.2 m from 240.4 m

Drill intercepts shown are core length as insufficient drilling has taken place to determine the true dip and strike orientation of the veins being intercepted.

Multiple veins are being intercepted in this area of the deposit as shown in Figure1.

To date 6,000 meters of the 12,000 planned drilling has been completed with drilling expected to continue until the middle of August. The drilling so far has intercepted four separate zones of mineralization in this area.

Figure 1

Catalin Kilofliski, Canagold’s CEO, said, “These initial drilling results located in close proximity to our existing resources* are encouraging as they are showcasing the potential to increase the shallow, high-grade resources already defined at the New Polaris Project.”

*The New Polaris resource is contained within an Updated Resource report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar June 30,2023.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 meters in length and 14 meters in width. Average widths more commonly range from 2 to 5 meters.

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Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

"Catalin Kilofliski”

____________________

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages.

With a team of technical experts and a solid shareholder base, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer.

For More Information - Please contact:  Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337  Cell: (604) 551-2360

Email: knox@canagoldresources.com  Website: www.canagoldresources.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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